UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
April 19, 2010

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	--------------------	---------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01: Other Events

At the Annual Meeting of Stockholders (the "Meeting") of Washington Trust Bancorp, Inc. (the "Corporation") held on April 28, 2009, stockholders of the Corporation approved proposals to (i) elect four directors to serve until the 2012 Annual Meeting and (ii) ratify the selection of KPMG LLP to serve as the Corporation's independent registered public accounting firm for the fiscal year ended 2009.

Although a stockholder proposal to eliminate all references to the Board of Directors being classified into three classes and to provide that the Board of Directors be elected annually was included in the Corporation's proxy statement dated March 11, 2009, the proposing stockholder failed to appear in person or by designee at the Meeting, and therefore the proposal was not officially brought before the Meeting and no vote was taken thereon.

Had the stockholder or his representative been present at the Meeting and presented the stockholder proposal, the proposal would not have been approved because a majority of the shares present in person or represented by proxy at the Meeting and entitled to vote on the matter, voted against the stockholder proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: April 19, 2010   By: /s/ David V. Devault
                                               David V. Devault
                                               Executive Vice President, Chief Financial Officer and
                                               Secretary